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January 3, 2018

BY EDGAR

Mr. John Dana Brown

Attorney Advisor

Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Golden Entertainment, Inc.
Registration Statement on Form S-3
Filed November 15, 2017
File No. 333-221590

Dear Mr. Brown:

We are in receipt of the Staff’s letter dated December 11, 2017 with respect to the Form S-3 referenced above (the “Form S-3”) filed with the Commission on November 15, 2017. We are responding to the Staff’s comments on behalf of Golden Entertainment, Inc. (the “Company”) as set forth below.

For ease of reference, we have set forth the Staff’s comments and the Company’s responses below.

General

1.

You filed a Form 8-K on October 23, 2017 indicating that you intend to file by amendment the historical financial statements and pro forma financial information of American Casino & Entertainment Properties, LLC not later than 71 calendar days after the date the Form 8-K was required to be filed. Please tell us what the significance of these acquisitions will be to your business for purposes of Rule 3-05(b)(4)(i) of Regulation S-X. In this regard, we note that if an acquisition will be more than 50% significant, you would be required to include or incorporate by reference the information required by Rule 3-05 and Article 11 of Regulation S-X

January 3, 2018

before your registration statement is declared effective. If more than 20% significant but less than or equal to 50% significant, the financial statements need not be included unless the registration statement on Form S-3 is declared effective 75 days or more after the acquisition is consummated. Please see Item 11(b) of Form S-3, Rules 3- 05(a)(1)(i) and 11-01(a)(2) of Regulation S-X.

The Company’s Response:

The significance of the acquisition of American Casino & Entertainment Properties LLC to the Company’s business for purposes of Rule 3-05(b)(4)(i) of Regulation S-X will be more than 50% significant. The Company filed the required historical and pro forma financial information for the acquisition by amendment to the original Current Report on Form 8-K (the “Amended 8-K”) on January 3, 2018 (which is within 71 calendar days after the date the original Current Report on Form 8-K was required to be filed). The Amended 8-K is incorporated by reference into the Form S-3 pursuant to the terms thereof.

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5406 or at barry.clarkson@lw.com. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Barry M. Clarkson

Barry M. Clarkson

LATHAM & WATKINS LLP

Enclosure

cc:	Charles Protell, Golden Entertainment, Inc.